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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10035371

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higgins Capital Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenue De La Playa, Suite 210
(No. and Street)

LaJolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah M. Higgins 858-459-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Deborah M. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Deborah M. Higgins
Signature

President 2/22/10
Title

Charlotte Wotchers (see attached)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of FEB (Month), 2010 (Year), by

(1) DEBORAH M. HIGGINS (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



CHARLOTTE MITCHELL
Commission # 1879227
Notary Public - California
San Diego County
My Comm. Expires Feb 4, 2014

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT OATH OR AFFIRMATION

Document Date: 2/22/10 Number of Pages: 2

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

HIGGINS CAPITAL MANAGEMENT, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc., as of December 31, 2009 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Higgins Capital Management, Inc. as of December 31, 2009 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Yafeh, CPA

Los Angeles, California
January 27, 2010

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash in Bank	$116,891
Commissions Receivable	32,054
Clearing Broker's Deposit	50,000
Deposits - Lease	1,885
Total Assets	$200,830

Liabilities and Stockholders' Equity

Liabilities	
Accounts Payable	$ 8,120
Total Liabilities	8,120
Stockholders' Equity	
Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	10,000
Paid-in-Capital	17,875
Retained Earnings	164,835
Total Stockholders' Equity	$192,710
Total Liabilities and Stockholders' Equity	$200,830

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions	$ 339,626
Realized Gains	117,081
Other	84,871
Total Revenue	541,578
Operating Expenses (Schedule Page 10)	555,328
(Loss) Before Income Taxes	(13,750)
Income Taxes	0
Net (Loss)	$(13,750)

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance December 31, 2008	10,000	$10,000	$17,875	$ 178,585	$ 206,460
Net (Loss)				(13,750)	(13,750)
Balance December 31, 2009	10,000	$10,000	$17,875	$ 164,835	$ 192,710

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operations:	
Net (Loss)	$(13,750)
Depreciation	0
Commissions Receivable	1,520
Securities	79,679
Accounts Payable	3,966
Income Tax Liability	(8,920)
Cash Flows Provided by Operations	62,495
Acquisition Activities:	0
Investing Activities	0
Increase in Cash	62,495
Cash in Bank, beginning	54,396
Cash in Bank, ending	$116,891
Supplemental Data:	
Interest Paid	$ 0
Income Tax Liability	$ 0

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - PRESENTATION

Higgins Capital Management, Inc., the Company, was incorporated June 24, 1996 and approved as a broker-dealer by the NASD on February 18, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with RBC Dain Rauscher. The Company's deposits are as follows:

Cash	$100,886

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2009, the Company had a net capital of $190,825 and a net capital requirement of $25,000. The Company's percentage of aggregate indebtedness to net capital was 4%.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the cash basis. Due to net loss and overpayment of $889 carried forward from year 2008, the provision for income taxes is not required.

NOTE 8 – COMMITMENTS

The Company's lease expires on March 31, 2012. Future lease payments are:

2010	24,000
2011	24,600
2012	6,200
	$54,800

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$ 192,710
Less: Non allowable assets - Page 9	(1,885)
Net Capital	$ 190,825
Computation of Net Capital Requirements	
Minimum net capital required 6-2/3 of total liabilities	$ 541
Minimum dollar net capital required	$ 25,000
Net Capital required greater of above amounts	$ 25,000
Excess Capital	$165,825
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$190,013
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	$ 8,120
Percentage of aggregate indebtedness to net capital	4%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

Reconciliation

The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Net Capital Unaudited	$ 191,582
Commission receivable	(57)
Unrecorded liabilities	(700)
Net Capital Audited	$ 190,825

See Accompanying Notes to Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

SCHEDULE FOR NON ALLOWABLE ASSETS

Deposit - Lease	$ 1,885
	$ 1,885

See Accompanying Notes to the Financial Statements

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE II
OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2009

Automobile	$ 15,104
Clearing cost	31,712
Compliance	11,539
Information technology	38,199
Insurance	23,645
Legal & professional	120,074
Licenses and Fees	3,821
Marketing	14,595
Medical pay plan	19,941
FINRA expenses	38
Office expense	62,307
Payroll expenses	171,886
Rent	27,679
Taxes	299
Telephone	1,125
Travel and entertainment	3,168
Miscellaneous	10,196
Total Operating Expenses	$555,328

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Higgins Capital Management, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Higgins Capital Management, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

In planning and performing my audit of the financial statements of Higgins Capital Management, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
January 27, 2010

Joseph Yafeh, CPA

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Higgins Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Higgins Capital Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Higgins Capital Management, Inc.'s management is responsible for the Higgins Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated 01/09/2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Reports line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting differences. See page 17.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting no differences.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting differences. See page 17.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

Board of Directors
Higgins Capital Management, Inc.
La Jolla, California

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting differences. See page 17.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no difference

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
January 27, 2010

HIGGINS CAPITAL MANAGEMENT, INC.
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$231,244	$313,633	$ 82,389
Total Additions (line 2b)	0	0	0
Total Deductions (line 2c)	(13,168)	(13,168)	0
SIPC Net Operating Revenue (line 2d)	218,076	300,465	
General Assessment (line 2e)	545	751	206
Total Payment (line 2B)	(314)	(314)	0
Less Prior Overpayment Applied (line 2C)	0	(231)	(231)
Assessment balance due	$ 231	$ 206	$ 24